

Mail Stop 5546

January 25, 2007

Via Facsimile (212) 833-5215 and US Mail

Howard Stringer
Chief Executive Officer
Sony Kabushiki Kaisha
7-35, Kitashinagawa 6-Chome, Shinagawa-Ku
Tokyo 141-0001
Japan

> **Re:** **Sony Kabushiki Kaisha**
> **Form 20-F for the Fiscal Year Ended March 31, 2006**
> **Filed September 1, 2006**
> **Response Letter Dated December 20, 2006**
> **File No. 1-6439**

Dear Mr. Stringer:

We have reviewed your response dated December 20, 2006 and have the following comments. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to prior comment three and the statement that "Sony has no reason to believe that its existing shareholders or potential new investors, taken as a whole, consider its involvement in these three countries to be a factor affecting its reputation or share value." Please expand your analysis to address the investor sentiment evidenced by the U.S. state and academic initiatives referenced in prior comment three.

2. In addition, please expand your qualitative materiality analysis to address whether there are any dual use products or dual use technologies embedded within products that you provide, directly or indirectly, into Iran, Sudan or Syria. We note the references in your response to products such as professional-use AV and media products, switchers, peripherals/accessories, and medical printers.

3. We refer you to comment four. Please tell us if the governments of Iran, Sudan or Syria, or entities controlled by them, receive funds in connection with your operations. To the extent

they do receive such financing, please expand your qualitative materiality analysis to address that your operations provide funds to the governments of these terrorist-sponsoring states.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
Assistant Director
Division of Corporation Finance

William F. Gorin
Cleary Gottlieb Steen & Hamilton LLP
(212) 225-3999 (fax)